January 13, 2010

Zhenyong Liu, Chief Executive Officer
Orient Paper, Inc.
Science Park, Xushui County, Baoding City
Hebei Province, The People's Republic of China 072550

RE: **Orient Paper, Inc.**
   Registration Statement on Form S-3
   Filed November 25, 2009
   File No. 333-163340

Dear Mr. Liu:

We have reviewed your response dated December 21, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As previously requested in our comment one in the letter dated December 17, 2009, please advise us how you calculated the outstanding public float of 9,731,867 shares and tell us whose shares were subtracted from the total number of shares outstanding. In this regard, your response suggests that approximately 30% of the total outstanding was subtracted. However, the beneficial ownership information provided in your proxy materials dated October 2, 2009 suggests that over 50% of the total outstanding were held by significant shareholders and officers and directors.

Closing Comments

You may call Janice McGuirk at (202) 551-3395 or Jim Lopez, reviewer, at (202) 551- 3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to Greg Sichenzia, Esq.
(212) 930-9725